Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, March 10, 2025

Franco-Nevada Provides Details on Upcoming Investor Day

Franco-Nevada’s management team will host an Investor Day in person and virtually on March 25, 2025, from 1:00 pm ET to 3:00 pm ET. Interested investors and analysts are invited to register to participate in person or virtually as follows:

Date	Tuesday, March 25, 2025
Time	1:00 pm ET to 3:00 pm ET
Registration	bit.ly/41H1iGf
In-person Participation	Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2
Virtual Participation	bit.ly/41H1iGf

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company, with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com